FORM 6-K
		   SECURITIES AND EXCHANGE COMMISSION
			 Washington, D.C. 20549


		   Report of Foreign Private Issuer


		  Pursuant to Rule 13a-16 or 15d-16
		of the Securities Exchange Act of 1934

		 For the month of December, 2004
		 		  ---------------

		  Commission File Number 1-4620
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		 Crystallex International Corporation
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  	     (Translation of registrant's name into English)

   18 King Street East, Suite 1210, Toronto, Ontario M5C 1C4 Canada
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           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

		  Form 20-F[x] 		Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
						    -----
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
						    -----
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 			     Yes [ ] No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
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

   CRYSTALLEX ANNOUNCES DEBT OFFERING FOR LAS CRISTINAS PROJECT

Toronto, December 9, 2004 - Crystallex International Corporation (AMEX:
KRY) (TSX: KRY) announced today that it has filed a preliminary short form prospectus with the securities regulatory authorities in Ontario, British Columbia, Alberta, Manitoba, Quebec, Nova Scotia and Newfoundland and
Labrador in respect of an offering of units to raise approximately U.S.
$60 million. Each unit will comprise U.S.$1,000 principal amount of senior unsecured notes and a limited number of common shares of Crystallex. The notes will not be convertible. The units will separate into notes and common shares immediately upon issue. The units may also be sold on a private placement basis in jurisdictions outside of Canada. The offering will be underwritten through a syndicate of underwriters.

Crystallex plans to use the net proceeds of the offering to fund the development of the Las Cristinas project in Venezuela.

For further information: A Richard Marshall, Vice-President Investor Relations of Crystallex International Corporation: 1.800.738.1577 or info@crystallex.com

This press release is not an offer to sell or the solicitation of an offer to buy the units, notes or common shares being offered. There shall not be any offer to sell, solicitation of an offer to buy or sale of the units, notes and common shares being offered in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to qualification or registration under the securities laws of such jurisdiction. The units, notes and common shares being offered have not been, nor will they be, registered under the United States Securities Act of 1933, as amended and the units, notes and common shares may not be offered or sold, directly or indirectly, within the United States or to or for the account or benefit of a U.S. person unless they are registered or an exemption from registration is available. Any public offering of the units, notes or common shares to be made in the United States will be made by means of a prospectus that may be obtained from the issuer. Any such prospectus will contain detailed information about the corporation and management as well as financial statements.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

	                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

				      Crystallex International Corporation
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						   (Registrant)


Date   December 9, 2004     		     	By    /s/ Daniel R. Ross
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						        (Signature)*

Daniel R. Ross, Executive Vice President and Corporate Counsel

*Print the name and title of the signing officer under his signature